Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154274

PROSPECTUS SUPPLEMENT

To Prospectus Dated November 12, 2009

Spheric Technologies, Inc.

Minimum of 1,166,667 shares of common stock;

Maximum of 1,333,334 shares of common stock

Spheric Technologies, Inc. (“Spheric,” “we,” “us,” or “our Company”) has prepared this Prospectus Supplement to update certain information contained in its Prospectus dated, November 12, 2009 (the “Prospectus”). Set forth below is disclosure regarding a new development for the Company. This Prospectus Supplement should be read in conjunction with the Prospectus. All capitalized terms used but not defined in this Prospectus Supplement shall have the meanings given them in the Prospectus.

The Prospectus is hereby supplemented to add the following:

Recent Development

In February 2010, we filed a provisional patent application with the United States Patent and Trademark Office (“USPTO”) relating to the techniques and technology involved with microwave processing of lithium-ion battery materials. Based upon our research supporting this patent application, we believe that microwave processing has the potential to dramatically improve the efficiency of producing lithium-ion battery materials, thereby reducing battery production costs. We further believe this may open a new market for us related to rechargeable lithium ion batteries used in hybrid and electric vehicles, as well as other high energy storage applications.

Dr. Karl Cherian, our Director of Applied Research, presented the results of our research demonstrating the advantages of microwave processing in the production of rechargeable lithium-ion battery materials at the Material Challenges in Alternate and Renewable Energy conference, an event sponsored by the American Ceramic Society on February 24, 2010. The following summarizes the results presented at the conference:

•

we believe that microwave-assisted processing offers a more rapid and efficient synthesis route for lithium-ion battery materials LiFePO4 (lithium iron phosphate) and Li4Ti5O12 (lithium titanate) compared to conventional furnace technology;

•

we have successfully synthesized lithium ion battery materials LiFePO4 and Li4Ti5O12 using an advanced microwave batch system and have developed process parameters to minimize undesired phases of the materials as they are processed and increase the yield of the required phase using the process programming facility of the advanced microwave furnace system;

•

we have demonstrated that microwave technology reduces the processing time for lithium battery materials in laboratory samples from up to 15 hours for conventional furnace technology to only a few minutes with microwave furnaces; and

•	we are in the process of adapting the processing profiles created for batch production for large continuous microwave production.

Dr. Cherian also noted that advanced microwave systems with larger processing volume/throughput in both batch and continuous modes of operation are currently available, which may facilitate increasing lab scale results to pilot scale and then to commercially viable production levels.

We need to conduct further research and testing to confirm our results relating to continuous production techniques, which will require additional capital that we hope to obtain through this offering or through a joint development partner. We cannot predict the exact cost of this effort, but believe that a portion of the offering proceeds allocated to research and development will be sufficient. Further, we cannot predict the length of time that will be required to complete our research and testing or whether our technology and techniques will eventually enable us to process lithium-ion battery materials at commercial volumes or open a new market for us, or if they do, that such market will be commercially viable for us.

A provisional patent application is a place-holder application with a one-year life. Provisional patent applications are not examined by the USPTO and can never issue as patents. To formally apply for a patent, we must file a corresponding non-provisional patent application within one year of the provisional application’s filing date. The non-provisional patent application will then be examined and may, if all requirements for patentability are satisfied, issue as a patent. To the extent the later-filed, non-provisional patent application includes material not disclosed within the provisional patent application, the new material does not receive the priority benefit of the provisional patent application. We can give no assurance that any patent relating to our technology and techniques will be issued in the United States, that we will receive any patents based on the continued development of our technology and techniques, or that patent protection within the United States will be sufficient to deter others, legally or otherwise, from developing or marketing competitive products using our technology and techniques. At this point, we have not filed patent applications in any foreign country. We plan to apply a portion of the offering proceeds to preparing and filing additional patent applications directed to this technology.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or any prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 2, 2010.